Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Quarter and Six-Month Period

Ended June 30, 2019

Glyfada, Greece, September 27, 2019, Globus Maritime Limited (“Globus,” the “Company,” “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the six-month period ended June 30, 2019.

Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2019	2018	2019	2018
Total revenues	3,399	4,194	6,942	8,132
Adjusted EBITDA (1)	110	894	485	1,282
Total comprehensive loss	(3,001)	(938)	(3,473)	(2,473)
Basic loss per share (2)	(0.74)	(0.29)	(0.95)	(0.77)
Daily Time charter equivalent rate (TCE) (3)	5,985	9,353	6,358	8,689
Average operating expenses per vessel per day	4,898	5,928	4,767	5,837
Average number of vessels	5.0	5.0	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2019 was 3,642,256 compared to 3,196,161 shares for the six-month period ended June 30, 2018. The weighted average number of shares for the three-month period ended June 30, 2019 was 4,070,153 compared to 3,202,574 shares for the three-month period ended June 30, 2018.
(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 11.3 Years as of June 30, 2019					300,571

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“During the second quarter of the year the market was under severe pressure mainly due to the ongoing concerns in the trade war and the ongoing iron ore supply disruptions. The pressure was increased further by the seasonal weakness in the quarter. Yet, the Company managed by sheer effort to keep operational costs down without sacrificing the efficient operations and high utilization of the fleet.

“As the second quarter was ending the market started rising and reached high and healthy levels in the third quarter where we are currently in. We are elated that charter rates occasionally reached multiyear highs. We expect the market to stay healthy for the remainder of 2019 and strengthen even further as we move closer and into 2020, mainly because of ship supply disruptions caused by the new IMO 2020 regulation. Whilst, as stated above we expect the market to continue improving, we do anticipate volatility as it moves to higher levels. However, at this time, we are delighted to seize the moment and enjoy charter rates double and triple the rates in the previous quarter.

“At present shipping companies are faced with the option to install scrubbers or consume a ‘cleaner’ grade of oil which contains lower sulfur contents. In our view Scrubber installation for our vessel segment and size is not an option, this machinery is costly to install and operate, and the uncertainties around it are many. The majority of Panamax and Supramax vessels will not be scrubber fitted in the immediate future, the option left, to consume the cleaner grade of fuel will potentially lead to lower fleet speed and by extent higher charter rates due to an increased fleet utilization.”

“The Company while committed to a reasonable and disciplined cost structure will continue to strive for high commercial and technical utilization and maintain its focus on shareholder value.”

Management Discussion and Analysis of the Results of Operations

Recent Developments

New Convertible Note

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. We have used part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt. The Convertible Note was issued in a transaction exempt from registration under the Securities Act.

Further to the conversion clause included into the Convertible Note, during July and September 2019, a total amount of approximately $428 thousand, principal and accrued interest, was converted to share capital with the conversion price of $2.25 per share and a total number of 190,403 new shares issued in the name of the holder of the Convertible Note. The Convertible Note provides that the “Floor Price” (as defined in the Note), which is currently $2.25, may be reduced to not less than $1.00 by mutual agreement of the Company and the holder of the Note.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met.

As per the conversion clause included in the Note, the Company has recognized it as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the period ended June 30, 2019, the Company recognized a gain on this derivative financial instrument amounting to $1.4 million, which was classified under “Gain on derivative financial instruments” in the consolidated statement of comprehensive loss.

Upon any future stock dividend, stock split, reverse stock split or similar transaction, the Floor Price will not be adjusted, and the Floor Price following such transaction will be equal to the Floor Price immediately prior to such transaction.

The terms of the Note provide that the Note may be required at the option of the holder to be redeemed by the Company in cash, in whole or in part, at any time following any consecutive period of ten trading days during each of which the volume-weighted average price of the Company's common shares is less than the Floor Price.

Conversion of Debt and Issuance of Shares

On May 2, 2019, Globus announced that, in accordance with the terms and provisions of the revolving credit facility, dated November 21, 2018, between the Company and Firment Shipping Inc., an entity deemed as an affiliated party through common control, the Company has elected to convert the aggregate outstanding principal balance and accrued interest of $3,170,136 into 1,132,191 shares of common stock of the Company.

Loan Refinancing

In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37 million with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. Globus subsidiaries, namely Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, are identified as the borrowers under the loan facility which is guaranteed by Globus, and which contains a standard security package including mortgages on all of our ships, pledges of bank accounts, charter assignments, shares pledges respecting each borrower, and a general assignment over each ship’s earnings, insurances and any requisition compensation in relation to that ship. This loan facility will be referred as EnTrust loan facility. On June 24, 2019, the Company drew down $37 million and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited.

The EnTrust loan facility bears interest at LIBOR plus a margin of 8.5% (or 10.5% default interest), and is repayable by five consecutive quarterly installments commencing on December 31, 2019 each in the amount of the earnings of the ships after deducing interest on the EnTrust loan facility, operating expenses and reserves for drydocking, then by six consecutive quarterly installments commencing on March 31, 2021 each in the amount of $1,492,622, and by a final installment on June 30, 2022 in the amount of $1,492,622 together with the remaining principal amount as a balloon payment.

The Company must maintain a credit balance of not less than $250,000 for each mortgaged ship. Globus must maintain, on a consolidated basis, at the end of each calendar quarter, liquid funds in an amount, in aggregate, of not less than 5% of the consolidated financial indebtedness of the group. Each borrower must maintain in its earnings account during the cash sweep period an amount equal to the product of (a) the lower of: (i) $1,000; and (ii) the difference between the daily time charter equivalent rate of the ship owned by that borrower, and the break-even expenses of that ship for that cash sweep period; and (b) the actual number of days lapsed during that cash sweep period for that borrower. Each borrower is prohibited from declaring or paying dividends, or from repaying the EnTrust loan facility, until December 25, 2020. The EnTrust loan facility contains standard loan covenants, including loan to value covenants.

Results of Operations

Second quarter of the year 2019 compared to the second quarter of the year 2018

Total comprehensive loss for the second quarter of the year 2019 amounted to $3 million or $0.74 basic and diluted loss per share based on 4,070,153 weighted average number of shares, compared to total comprehensive loss of $0.9 million for the same period last year or $0.29 basic and diluted loss per share based on 3,202,574 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the second quarter of 2019 compared to the second quarter of 2018 (expressed in $000’s):

2nd Quarter of 2019 vs 2nd Quarter of 2018

Net loss for the 2nd quarter of 2018	(938)
Decrease in voyage revenues	(795)
Increase in Voyage expenses	(484)
Decrease in Vessels operating expenses	468
Increase in Depreciation	(62)
Increase in Depreciation of dry docking costs	(175)
Increase in Total administrative expenses	(11)
Increase in Other income, net	40
Increase in Interest income	9
Increase in Interest expense and finance costs	(1,032)
Increase in Gain on derivative financial instruments	148
Decrease in Foreign exchange losses	(169)
Net loss for the 2nd quarter of 2019	(3,001)

Voyage revenues

During the three-month period ended June 30, 2019 and 2018, our Voyage revenues reached $3.4 million and $4.2 million respectively. The 19% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the second quarter of 2019 compared to the same period in 2018. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2019 was $5,985 per vessel per day against $9,353 per vessel per day during the same period in 2018 corresponding to a decrease of 36%.

Voyage expenses

Voyage expenses reached $0.7 million during the second quarter of 2019 compared to $0.2 during the same period in 2018. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the second quarter of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Commissions	47	71
Bunkers expenses	552	45
Other voyage expenses	76	75
Total	675	191

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.5 million or 19% to $2.2 million during the three-month period ended June 30, 2019 compared to $2.7 million during the same period in 2018. The breakdown of our operating expenses for the quarters ended June 30, 2019 and 2018 was as follows:

	2019	2018
Crew expenses	54%	44%
Repairs and spares	21%	35%
Insurance	5%	4%
Stores	11%	8%
Lubricants	5%	5%
Other	4%	4%

Average daily operating expenses during the three month periods ended June 30, 2019 and 2018 were $4,898 per vessel per day and $5,928 per vessel per day respectively, corresponding to a decrease of 17%, a return to a more normal rate, as last year was unusually high.

Depreciation of dry docking costs

Depreciation charge of dry docking costs during the second quarter of 2019 reached $0.5 million compared to $0.3 million during the same period in 2018. This is due to the increased cost of dry dockings that 3 of our vessels underwent during 2018 and subsequently resulted to a higher depreciation charge in the second quarter of 2019.

Interest expense and finance costs

Interest expense and finance costs reached $1.6 million for the second quarter of 2018 compared to $0.5 million for the same period of 2018. Interest expense and finance costs for the second quarter of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Interest payable on long-term borrowings	722	508
Bank charges	6	7
Operating lease liability interest	26	-
Amortization of debt discount	221	18
Other finance expenses	592	2
Total	1,567	535

This increase is mainly due to the refinance of the outstanding debt which is discussed further in a previous section of this Press Release.

First half of the year 2019 compared to the first half of the year 2018

Total comprehensive loss for the first half of the year 2019 amounted to $3.5 million or $0.95 basic and diluted loss per share based on 3,642,256 weighted average number of shares, compared to total comprehensive loss of $2.5 million for the same period last year or $0.77 basic and diluted loss per share based on 3,196,161 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first half of 2019 compared to the first half of 2018 (expressed in $000’s):

1st half of 2019 vs 1st half of 2018

Net loss for the 1st half of 2018	(2,473)
Decrease in voyage revenues	(1,190)
Increase in Voyage expenses	(577)
Decrease in Vessels operating expenses	968
Increase in Depreciation	(67)
Increase in Depreciation of dry docking costs	(416)
Increase in Total administrative expenses	(72)
Increase in Other income, net	74
Increase in Interest income	9
Increase in Interest expense and finance costs	(1,251)
Increase in Gain on derivative financial instruments	1,572
Decrease in Foreign exchange gains	(50)
Net loss for the 1st half of 2019	(3,473)

Voyage revenues

During the six-month period ended June 30, 2019 and 2018, our Voyage revenues reached $6.9 million and $8.1 million respectively. The 15% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first half of 2019 compared to the same period in 2018. Daily Time Charter Equivalent rate (TCE) for the first half of 2019 was $6,358 per vessel per day against $8,689 per vessel per day during the same period in 2018 corresponding to a decrease of 27%.

Voyage expenses

Voyage expenses reached $1.2 million during the first half of 2019 compared to $0.6 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Commissions	93	130
Bunkers expenses	965	322
Other voyage expenses	129	158
Total	1,187	610

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.3 million during the first half of 2019 compared to $5.3 million during the first half of 2018. The breakdown of our operating expenses for the six-month period ended June 30, 2019 and 2018 was as follows:

	2019	2018
Crew expenses	55%	46%
Repairs and spares	19%	30%
Insurance	7%	5%
Stores	10%	11%
Lubricants	5%	5%
Other	4%	3%

Average daily operating expenses during the six-month periods ended June 30, 2019 and 2018 were $4,767 per vessel per day and $5,837 per vessel per day respectively, corresponding to a decrease of 18%, a return to a more normal rate, as last year was unusually high.

Depreciation of dry docking costs

Depreciation charge of dry docking costs during the first half of 2019 reached $0.9 million compared to $0.5 million during the same period in 2018. This is due to the increased cost of dry dockings that 3 of our vessels underwent during 2018 and subsequently resulted to a higher depreciation charge in the first half of 2019.

Interest expense and finance costs

Interest expense and finance costs reached $2.3 million during the first half of 2019 compared to $1 million in 2018. Interest expense and finance costs for the first half of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Interest payable on long-term borrowings	1,343	971
Bank charges	14	15
Operating lease liability interest	26	-
Amortization of debt discount	250	38
Other finance expenses	645	3
Total	2,278	1,027

This increase is mainly due to the refinance of the outstanding debt which is discussed further in a previous section of this document. Other finance expenses for the first half 2019 include approximately $0.6 million that was the loan prepayment fee and expenses related to the prepayment of Macquarie Loan Agreement.

Gain on derivative financial instruments

The gain on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”. As per the conversion clause included in this agreement, the Company has recognized it as a hybrid instrument which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. As of June 30, 2019 the Company recognized a gain on this derivative financial instrument amounting to $1.4 million.

Liquidity and capital resources

As of June 30, 2019 and 2018, our cash and bank balances and bank deposits (including restricted cash) were $4.9 and $1.6 million respectively.

Net cash used in operating activities for the three month period ended June 30, 2019 was $0.7 million compared to net cash generated from operating activities of $1.1 million during the respective period in 2018. The decrease in our cash from operations was mainly attributed to the decrease in our adjusted EBITDA from $0.9 million during the second quarter of 2018 to approximately $0.1 million during the three month period under consideration.

Net cash used in operating activities for the six-month period ended June 30, 2019 was $1.8 million compared to net cash generated from operating activities of $1.2 million during the respective period in 2018. The decrease in our cash from operations was mainly attributed to the decrease in our adjusted EBITDA from $1.3 million during the first half of 2018 to $0.5 million during the six month period under consideration.

Net cash generated from/(used in) financing activities during the three-month and six-month period ended June 30, 2019 and 2018 were as follows:

	Three months ended June 30,		Six months ended June 30,
In $000’s	2019	2018	2019	2018
Proceeds from loans	37,800	-	43,700	-
Proceeds from issuance of share capital	-	-	-	600
Prepayment of long term debt	(33,833)	(1,550)	(33,833)	(2,244)
Repayment of long term debt	(694)	-	(1,830)	-
Restricted cash	(659)	(140)	(809)	210
Payment of financing costs	(880)	-	(880)	-
Repayment of lease liability	(30)	-	(30)	-
Interest paid	(1,253)	(392)	(1,833)	(920)
Net cash generated from/(used in) financing activities	451	(2,082)	4,485	(2,354)

As of June 30, 2019 and 2018 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.7 million and of $39.4 million respectively gross of unamortized debt discount.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	3,399	4,194	6,942	8,132
Total Revenues	3,399	4,194	6,942	8,132

Voyage expenses	(675)	(191)	(1,187)	(610)
Vessel operating expenses	(2,229)	(2,697)	(4,314)	(5,282)
Depreciation	(1,209)	(1,147)	(2,348)	(2,281)
Depreciation of dry docking costs	(456)	(281)	(910)	(494)
Administrative expenses	(364)	(279)	(827)	(676)
Administrative expenses payable to related parties	(60)	(132)	(188)	(267)
Share-based payments	(10)	(10)	(20)	(20)
Other income, net	49	9	79	5
Operating loss before financing activities	(1,555)	(534)	(2,773)	(1,493)
Interest income	9	-	9	-
Interest expense and finance costs	(1,566)	(535)	(2,278)	(1,027)
Gain on derivative financial instruments	148	-	1,572	-
Foreign exchange (losses)/gains, net	(37)	131	(3)	47
Total finance costs, net	(1,446)	(404)	(700)	(980)
Total comprehensive loss for the period	(3,001)	(938)	(3,473)	(2,473)

Basic & diluted loss per share for the period (1)	(0.74)	(0.29)	(0.95)	(0.77)
Adjusted EBITDA (2)	110	894	485	1,282

(1) The weighted average number of shares for the six-month period ended June 30, 2019 was 3,642,256 compared to 3,196,161 shares for the six-month period ended June 30, 2018. The weighted average number of shares for the three-month period ended June 30, 2019 was 4,070,153 compared to 3,202,574 shares for the three-month period ended June 30, 2018.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness, and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Total comprehensive loss for the period	(3,001)	(938)	(3,473)	(2,473)
Interest and finance costs, net	1,566	535	2,278	1,027
Interest income	(9)	-	(9)	-
Gain on derivative financial instruments	(80)	-	(1,572)	-
Foreign exchange losses/(gains) net,	37	(131)	3	(47)
Depreciation	1,209	1,147	2,348	2,281
Depreciation of dry docking costs	456	281	910	494
Adjusted EBITDA	110	894	485	1,282
Share-based payments	10	10	20	30
Payment of deferred dry docking costs	(128)	(170)	(481)	(290)
Net decrease/(increase) in operating assets	234	207	(901)	(612)
Net (decrease)/increase in operating liabilities	(854)	180	(873)	831
Provision for staff retirement indemnities	(64)	1	(63)	2
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	(3)	7	(5)	(14)
Net cash (used in)/generated from operating activities	(695)	1,129	(1,818)	1,229

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(695)	1,129	(1,818)	1,229
Net cash used in investing activities	(4)	(16)	(4)	(43)
Net cash generated from/(used in) financing activities	451	(2,082)	4,485	(2,354)

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2019	2018
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	80,565	83,750
Other non-current assets	1,990	130
Total non-current assets	82,555	83,880
Cash and bank balances and bank deposits	2,709	46
Other current assets	3,208	2,748
Total current assets	5,917	2,794
Total assets	88,472	86,674
Total equity	40,733	41,050
Total debt net of unamortized debt discount	37,681	36,868
Other liabilities	10,058	8,756
Total liabilities	47,739	45,624
Total equity and liabilities	88,472	86,674

Consolidated statement of changes in equity:	Issued share	Share	(Accumulated	Total
(Expressed in thousands of U.S. Dollars)	Capital	Premium	Deficit)	Equity
As at December 31, 2018	13	140,334	(99,297)	41,050
Loss for the period	-	-	(3,473)	(3,473)
Issuance of common stock due to conversion of loan	4	3,132	-	3,136
Share-based payments	-	20	-	20
As at June 30, 2019	17	143,486	(102,770)	40,733

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Ownership days (1)	455	455	905	905
Available days (2)	455	428	905	866
Operating days (3)	438	417	887	847
Fleet utilization (4)	96.4%	97.6%	98%	97.8%
Average number of vessels (5)	5.0	5.0	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	5,985	9,353	6,358	8,689
Daily operating expenses (7)	4,898	5,928	4,767	5,837

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Voyage revenues	3,399	4,194	6,942	8,132
Less: Voyage expenses	675	191	1,187	610
Net revenues	2,724	4,003	5,755	7,522
Available days net of bareboat charter days	455	428	905	866
Daily TCE rate (1)	5,985	9,353	6,358	8,689

(1) Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 11.3 years as of June 30, 2019.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com